LITFUNDING CORP.

6375 S. Pecos Road, Suite 217

Las Vegas, Nevada  89120

May 31, 2007

VIA FACSIMILE: (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attn:

Larry Spirgel

Assistant Director

Re:

LitFunding Corp.

Acceleration of Registration Statement on Form SB-2/A

File No. 333-139234

Filed May 24, 2007

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective to 2:00 p.m. EST on Tuesday, June 5, 2007, or as soon thereafter as practicable.

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We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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we also acknowledge the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Morton Reed

Morton Reed

Chief Executive Officer

cc:  Dennis H. Johnston, Esq.

       Fax: (818) 827-0900